Intrepid Potash, Inc. 707 17th Street, Suite 4200 Denver, CO 80202 303.296.3006 303.298.7502 fax

August 19, 2010

H. Roger Schwall, Assistant Director

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4628
Washington, D.C.  20549-4628

Re:                               Intrepid Potash, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Schedule 14A Filed March 26, 2010
File No. 1-34025

Dear Mr. Schwall:

This letter contains the acknowledgement requested by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated July 22, 2010 (the “Comment Letter”), to Mr. David W. Honeyfield of Intrepid Potash, Inc. (the “Company”) with respect to the above-referenced Annual Report on Form 10-K and Proxy Statement on Schedule 14A.

In connection with responding to the Staff’s comments, and as requested in the Comment Letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David W. Honeyfield

Intrepid Potash, Inc.
David W. Honeyfield
President, Chief Financial Officer and Treasurer